BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

Announcement to the Market

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, announces that on the date hereof a wholly owned subsidiary of the Company (“Subsidiary”) has entered into a share purchase agreement with the controlling shareholders of Banvit Bandirma Vitaminli Yem Sanayii A.Ş. (“Banvit” and “Shareholders”) holding 79.5% of the shares issued by Banvit (“Shares”), for the acquisition of all of the Shares held by the Shareholders (“Transaction”). Banvit is the largest poultry producer in Turkey, with fully integrated operations and the highest brand awareness in the sector.

Additionally, on the date hereof, the Subsidiary and Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, have entered into definitive agreements related to the incorporation of a new company (“JV”), which will acquire the Shares from the Shareholders under the Transaction, and to the governance of the JV and Banvit (“JV Agreements”). The rights arising from the JV Agreements will be assigned to OneFoods Holding Ltd. (“OneFoods”) upon its incorporation, so that OneFoods will hold 60% of the JV and QIA the remaining 40%.

Pursuant to the terms of the Transaction and subject to the financial performance of Banvit for the year of 2016, the enterprise value for 100% of Banvit is approximately US$ 470 million. Based on the net debt position of Banvit as of September 30, 2016, the equity value of Banvit would therefore be approximately US$ 340 million. Following the consummation of the Transaction, the JV will launch a mandatory tender offer to acquire the remaining 20.5% of the Shares from the minority shareholders, on the same terms and conditions offered to the Shareholders.

Upon completion, the Transaction will allow OneFoods to entry into the Turkish market, which has the largest poultry halal consumption in the world, what is aligned with its continuous commitment to the Muslim markets.

The completion of the Transaction is subject to the satisfaction of the conditions precedent set forth in the definitive documents, including anti-trust approvals. BRF clarifies that: (i) the Transaction does not trigger withdrawal rights to its shareholders, as per article 256, §2º, and article 137, II, of Brazilian Corporate Law and (ii) the Transaction is not subject to Shareholders’ approval, since it involves a wholly-owned subsidiary of the Company and is based on economic grounds, as per item 7.3 of Ofício-Circular/CVM/SEP/N°02/2016.

For more information about Banvit, please refer to the presentation disclosed today at BRF investor relations’ website (www.brf-br.com/ri) and in the Company’s IPE at CVM´s website (www.cvm.gov.br).

São Paulo, January 9, 2017

José Alexandre Carneiro Borges
Chief Financial and Investor Relations Officer